

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2011

Via E-mail
Grace Wu, Chief Financial Officer
Shanda Interactive Entertainment Limited
No. 208 Juli Road
Pudong New Area
Shanghai 201203, Peoples Republic of China

> **Re: Shanda Interactive Entertainment Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed June 30, 2011**
> **File No. 000-50705**

Dear Ms. Wu:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources

Restrictions on Cash Transfers to the Company, page 105

1.   We note your disclosure on page 42 regarding the restrictions imposed by PRC laws and regulations on cash transfers, including dividends or other distributions, from operating companies in the PRC to the company. We also note on page 43 that certain shareholders are subject to SAFE regulations and are required to register under Circular 75 and that any failure to do so may restrict your subsidiaries ability to pay dividends or make

distributions to you. Please tell us how you considered disclosing, in this section, the impact of such restrictions on your ability to meet your cash obligations and pay dividends as well as the amount of retained earnings calculated under PRC accounting standards and any significant differences between retained earnings as calculated pursuant to PRC accounting standards as compared to retained earnings as presented in your financial statements. Please refer to Item 5.B.1.(b) of Form 20-F.

2.   Please also tell us how you considered disclosing the limitations on loans and capital contributions to your PRC subsidiaries ("WFOEs") or the PRC operating companies ("VIEs") as well as the convertibility of the Renminbi as described on page 52 and how such limitations could adversely affect your WFOEs or the VIEs liquidity and ability to fund operations.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 128

3.   We note that in connection with your response to prior comment 6 from our letter dated September 22, 2010, you revised your disclosures in Form 20-F/A for the year ended December 31, 2009 to provide a complete definition of disclosure controls and procedures as set forth in Exchange Act Rule 13a-15(e).   However, we note that your current disclosure does not provide a complete definition of disclosure controls and procedures. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures also include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to its management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Notes to the Consolidated Financial Statements

Note 4. Principal Accounting Policies

(2) Consolidation, page F-17

4.   We note that net income attributable to the non-controlling shareholders of Shanda Games and Ku6 is based on their share of the economic interests in these companies. Please tell us how you considered expanding your policy disclosure for all of your consolidated entities with non-controlling shareholders to clarify how economic interest is determined for each non-controlling interest, such as their proportionate share of common shares outstanding.

5. We note from disclosure on page 41 that some of the shareholders of your VIEs are not directors or principal shareholders of the company and, therefore, do not owe any fiduciary duty to the company. For each VIE, please tell us how you considered disclosing the relationship of the owners of the VIEs to the owners of the WFOEs, if any. To the extent that the owners of VIEs are unrelated to those of the WFOEs, please tell us how you considered disclosing the risk that misaligned interests may lead to deconsolidation in the future.

6. We note your disclosure regarding the contractual agreements between the WFOEs and the VIEs. Please tell us how you considered disclosing additional details for each contract including, but not limited to, the duration of each contract, whether each contract is renewable including which party has renewal or approval rights, and whether any party has a right to terminate the contract. Additionally, as it relates to the Exclusive Consulting and Service Agreements, we note from your disclosure on page F-19 and F-20 that the fees are determined according to certain agreed formulas. Please clarify how this fee is determined and how you considered disclosing this information.

7. We note your disclosures on pages 40 and F-105 regarding the risks associated with your involvement with your VIEs. Notwithstanding your response to our prior comment 3 in your letter dated March 23, 2011, please tell us how you considered disclosing in your consolidation policy more detailed information regarding the risks associated with your involvement with the VIEs as they relate to cash flows, financial position and operating performance, including circumstances that could impact your ability to consolidate these entities as well as any equity pledge agreements that have not been registered with the relevant Administration for Industry and Commerce and how the PRC legal system could limit your ability to enforce the contractual arrangements should your VIEs or its shareholders fail to perform their obligations under the contractual arrangements as noted in your risk factor disclosure on page 41. Note that you could reference your disclosure on page F-105, provided this disclosure more specifically addresses these potential risks. Please refer to ASC 810-10-50-2AA.

8. We note you disclose the total assets and liabilities of the consolidated VIEs as of December 31, 2010. Tell us how you considered including additional quantitative information regarding the company's involvement with the VIEs, including the revenues, costs and income. We refer you to ASC 810-10-50-2AA.

(15) Video production and acquisition costs and licensed video copyrights

Licensed video copyrights, page F-28

9. Please clarify the terms of a typical license agreement for videos used to build your online content library, including but not limited to, the term of the license, the payment terms, and whether content is purchased individually or in blocks including whether

different types of content are purchased together (e.g. movies, television shows, etc.). In your response please also clarify the accounting literature you are relying on in capitalizing and amortizing the costs of your licensed videos as well as the impairment of such costs including why you believe it is appropriate to consider all of the purchased or in-house produced content and licensed video together for assessing net realizable value for recoverability.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief